Manuel Garciadiaz 212 450 6095 MANUEL.GARCIADIAZ@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

February 13, 2009

BY EDGAR AND FACSIMILE

Re:	Cosan Limited Form 20-F for Fiscal Year Ended April 30, 2008 File No. 1-33659

Mr. Gary Newberry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: (202) 772-9368

Dear Mr. Newberry:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 30, 2009 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “Form 20-F”) of Cosan Limited (the “Company”). Set forth below are the responses of the Company to the Staff’s comments numbered 1 through 6 as set forth in the Comment Letter.

SEC Comment No. 1.

Financial income, net, page 62

Your discussion of this item combines the line items “financial income, net” and “financial expenses, net” presented in your financial statements.  Your discussion should include the causes for material changes from year to year in your financial statements line items, to the extent necessary for an understanding of your business as a whole.  Revise this discussion to address material changes as disclosed in footnote 14 of your financial statements.  Please refer to Item 5(A) and the instructions to Item 5 of Form 20-F.

Mr. Gary Newberry	2	February 13, 2009
Securities and Exchange Commission

Response to Comment No. 1.

In response to the Staff’s comment, the Company will provide a discussion of the line items “financial income” and “financial expenses” presented in its financial statements from year to year in its future filings for each period presented as follows:

Financial income, net

Financial income, net in fiscal year 2008 totaled US$116.8 million compared to financial income, net of US$289.4 million in fiscal year 2007.

Financial Income

Our financial income primarily consists of: (1) gains on monetary variation related to our financial investments; (2) gains on foreign exchange variations related to our foreign currency-denominated indebtedness;  (3) gains on derivatives (swaps, futures, forwards and options); (4) income from financial investments; (5) discounts granted on promissory notes and value-added ICMS tax, payments and other; and (6) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income in fiscal year 2008 totaled US$274.7 million compared to financial income of US$555.5 million in fiscal year 2007. This decrease resulted primarily from the following factors:

•
financial income of US$149.1 million in 2007 resulting from monetary adjustment of, and interest on, the original amount of the damages sought by one of our subsidiaries against the Brazilian federal government for setting prices for its products below the established price control guidelines, which was recorded as accounts receivable from the federal government in the fourth quarter of fiscal year 2007. Brazilian courts reached a final decision favorable to us in the third quarter of fiscal year 2007;

•
a US$122.9 million decrease in financial income from derivative transactions from US$301.8 million in fiscal year 2007 to US$178.9 in fiscal year 2008 as a result of the mark-to-market method of accounting for derivative transactions related to sugar prices and foreign exchange rate variations;

•
financial income of US$43.4 million in fiscal year 2007 resulting from renegotiation of promissory notes issued in connection with our acquisition of Usina da Barra and financial income of US$32.2 million in fiscal year 2007 related to discounts on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the state authorities for 90% of penalty amounts and 50% of interest on VAT amounts owed to the state of São Paulo consisting of: (i) US$20.7 million related to a discount granted to our subsidiary Da Barra for prepaying taxes recorded under taxes payable as Special State Tax Payment Program (State REFIS) in the amount of US$37.4 million and taxes payable in the amount of US$8.4 million; and (ii) US$11.5 million resulting from the settlement for US$68.3 million in cash of US$99.9 million in tax debts recorded under estimated liability for legal proceedings and labor claims; and

•
financial income of US$19.8 million in fiscal year 2007 in connection with the partial reversal of amounts related to inflation adjustments and interest on provisions recorded in connection with the IAA litigation. Such financial income was recorded as a deduction to tax debts recorded under the caption estimated liability for legal proceedings and labor claims. See “Item 8. Financial Information - Legal Proceedings”. Da Barra is a party to several federal tax proceedings deriving from the default by Açucareira Nova Tamoio

Mr. Gary Newberry	3	February 13, 2009
Securities and Exchange Commission

S.A. (which was subsequently merged into Da Barra) on payments under cross-border loans guaranteed by the Brazilian federal government.

Financial Expenses

Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; (3) losses on foreign exchange variations related to our foreign currency-denominated indebtedness; (4) losses on derivatives (swaps, futures, forwards and options); (5) tax on financial transactions—CPMF; (6) fees, commissions and other charges paid to financial institutions; and (7) interest and fees paid in connection with the advance payment of our Senior Notes 2009.

Financial expenses in fiscal year 2008 totaled US$157.9 million compared to financial expenses of US$266.2 million in fiscal year 2007. This decrease resulted primarily from the following factors:

•
a US$165.2 million increase in gains from foreign exchange variation on our U.S. dollar denominated debt from US$20.0 million in fiscal year 2007 to US$185.2 million in fiscal year 2008 as a result of a  to 17.1% appreciation of the Brazilian real against the U.S. dollar;

which was partially offset by:

•
a US$22.2 million increase in financial expenses due to accrued interest on our indebtedness from US$126.9 million in fiscal year 2007 to US$149.1 million in fiscal year 2008 as a result of the partial reversal of provisions recorded in connection with the IAA litigation ;

•
a US$18.6 million increase in financial expenses from derivative transactions from US$111.1 million in fiscal year 2007 to US$129.7 million in fiscal year 2008 as a result of foreign exchange rate variations; and

•	financial expense of US$16.5 million in fiscal year 2008 relating to the payment of fees and commissions to financial institutions resulting from the advance payment of our Senior Notes 2009.

SEC Comment No. 2.

Compensation, page 77

We note that you have omitted disclosure regarding compensation on an individual basis for your directors and executive officers.  Please revise to include disclosure of compensation for each director and executive officer, or explain why such disclosure is not required.  See Item 6.B.1 of Form 20-F.

Response to Comment No. 2.

The Company respectfully informs the Staff that disclosure regarding compensation on an individual basis for directors and executive officers is neither required in Bermuda or Brazil nor otherwise publicly disclosed by the Company.  As a result, in accordance with Item 6.B.1 of Form 20-F, disclosure regarding compensation on an individual basis is not required for the Company.

Mr. Gary Newberry	4	February 13, 2009
Securities and Exchange Commission

SEC Comment No. 3.

Quantitative and Qualitative Disclosures About Market Risk

Commodities Risk, page 109

Please provide the quantitative information about market risk for your derivative contracts, including exchange-traded futures and options for your commodity price risk exposure to sugar, as of the end of the latest fiscal year under one of the three disclosure alternatives as described in Item 11 of Form 20-F.  Please ensure your disclosure addresses all required sections of Item 11 as it relates to all market sensitive instruments.

Response to Comment No. 3.

In response to the Staff’s comment, the Company will supplement its qualitative and quantitative disclosure related to commodities risk in its Form 20-F and will include quantitative information on exchange-traded futures and options for its commodity price risk exposure to sugar, as of the end of its latest fiscal year, in its future filings as follows:

The table below provides information about the Company’s sugar inventory and derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices. For inventory, the table presents the carrying amount and fair value at April 30, 2008. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total dollar contract amount by expected maturity dates.

On Balance Sheet Commodity Position and Related Derivatives

Inventory of Sugar								Settlement Price	Notional	Carrying Amount	Fair Value
								US$/ton	tons	US$'000	US$'000

Raw sugar								260.37	72,544	19,388	19,653
Refined sugar								337.50	40,059	12,348	13,520
Total								287.81	112,603	31,736	33,173
Derivatives	Futures Exchange	Contract	Screen	Expiration Date	Strike	Number of contracts	Avg. Price	Settlement Price	Notional	Carrying Amount	Fair Value
					¢US$/lb	lots	US$/ton	US$/ton	tons	US$'000	US$'000

Future contracts - sell commitments	NYBOT	#11	Jul-08	Jun 30, 2008	-	7,475	238.25	260.37	379,754	90,474	(8,400)
Future contracts - sell commitments	NYBOT	#11	Oct-08	Sep 30, 2008	-	9,287	267.72	279.99	471,809	126,311	(5,788)
Future contracts - sell commitments	NYBOT	#11	Mar-09	Feb 27, 2009	-	3,230	327.44	300.71	164,094	53,730	4,386
Future contracts - sell commitments	NYBOT	#11	May-09	Apr 30, 2009	-	200	343.92	309.53	10,161	3,494	349
Future contracts - sell commitments	NYBOT	#11	Jul-09	Jun 30, 2009	-	7,220	313.74	314.60	366,799	115,079	(314)
Future contracts - sell commitments	NYBOT	#11	Oct-09	Sep 30, 2009	-	8,412	316.57	321.65	427,357	135,286	(2,173)
Future contracts - sell commitments	NYBOT	#11	Jul-10	Jun 30, 2010	-	71	330.28	329.59	3,607	1,191	2
Future contracts - sell commitments	NYBOT	#11	Oct-10	Sep 30, 2010	-	200	332.39	330.47	10,161	3,377	19
Future contracts - sell commitments	LIFFE	#05	Aug-08	Jul 16, 2008	-	1,250	339.02	337.50	62,500	21,189	-
Subtotal Futures						37,345	290.15	296.38	1,896,242	550,132	(11,916)

Call options - written	NYBOT	#11	Jul-08	Jun 30, 2008	10.50	2,026	11.32	33.07	102,927	24,991	(3,404)
Call options - written	NYBOT	#11	Jul-08	Jun 30, 2008	11.00	1,889	11.96	24.91	95,967	24,420	(2,391)
Call options - written	NYBOT	#11	Oct-08	Sep 30, 2008	10.50	965	15.34	53.35	49,025	12,101	(2,616)
Call options - written	NYBOT	#11	Oct-08	Sep 30, 2008	11.00	1,200	17.26	44.97	60,964	15,836	(2,742)
Call options - written	NYBOT	#11	Jul-09	Jun 30, 2009	13.00	475	33.21	51.59	24,132	7,717	(1,245)
Call options - written	NYBOT	#11	Jul-09	Jun 30, 2009	14.00	500	29.92	42.11	25,402	8,600	(1,070)
Call options - written	NYBOT	#11	Oct-09	Sep 30, 2009	13.00	550	36.26	57.76	27,942	9,021	(1,614)
Call options - written	NYBOT	#11	Oct-09	Sep 30, 2009	14.00	425	33.67	48.28	21,591	7,391	(1,042)
Subtotal Options						8,030	18.19	39.52	407,950	110,077	(16,123)
Total Commodities Derivatives						45,375			2,304,191	660,209	(28,039)

Mr. Gary Newberry	5	February 13, 2009
Securities and Exchange Commission

SEC Comment No. 4.

Controls and Procedures, page 111

We note your statement that “our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of April 30, 2008 for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and regulations [emphasis added].” Please refer to the definition of “disclosure controls and procedures” found in Rule 13a-15(e) under the Securities Exchange Act of 1934.  Please revise to clarify, if true, that your disclosure controls and procedures are designed to ensure that the information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed is accumulated and communicated to your chief executive officer and chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

Response to Comment No. 4.

In response to the Staff’s comment, the Company’s statement related to disclosure controls and procedures in its future filings will be responsive to the definition of “disclosure controls and procedures” found in Rule 13a-15(e) under the Securities Exchange Act of 1934.

Mr. Gary Newberry	6	February 13, 2009
Securities and Exchange Commission

SEC Comment No. 5.

Code of Business Conduct and Ethics, page 112

We note your statements that “NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.  We do not have a similar requirement under Bermuda law and we have not yet adopted a code of business conduct and ethics.  However, we have adopted such a code of business conduct and ethics, and it has been filed with the SEC [emphasis added].” These statements create confusion as to whether you have or have not adopted a code of business conduct and ethics.  In addition, it appears that you have adopted a code of business conduct and ethics, as set forth in Exhibit 11.1 to your filing.  Please revise to clarify.

Response to Comment No. 5.

In response to the Staff’s comment, the Company will revise the disclosure in its subsequent Form 20-F to clarify that although not required under Bermuda law, the Company has adopted a code of business conduct and ethics for directors, officers and employees as provided for in NYSE Rule 303A.10, which has been filed with the SEC.

SEC Comment No. 6.

Exhibits, page 113

Please file all material contracts required by Form 20-F.  For example, please file your agreement with ExxonMobil International Holding B.V. that you entered into on April 23, 2008.

Response to Comment No. 6.

The Company notes the comment and will file the agreement with ExxonMobil International Holding B.V. as an exhibit to its subsequent Form 20-F and will continue to file all material contracts required by Form 20-F, as appropriate.

******

In accordance with the request at the end of the Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gary Newberry	7	February 13, 2009
Securities and Exchange Commission

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095.

Very truly yours, /s/ Manuel Garciadiaz

cc:
Rubens Ometto Silveira Mello (CEO, Cosan Limited)
Paulo Sérgio de Oliveira Diniz (CFO, Cosan Limited)
Anthony W. Smith (Ernst & Young LLP)
Luiz Carlos Nannini (Ernst & Young Auditores Independentes S.S.)

COSAN LIMITED

COMPANY STATEMENT

On behalf of Cosan Ltd., a Bermuda exempted company (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its annual report filed on Form 20-F for the fiscal year ended April 30, 2008 (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, the undersigned has executed this acknowledgement of the Company on this 13th day of February, 2009.

COSAN LIMITED

By:	/s/ Paulo Sérgio de Oliveira Diniz
	Name:	Paulo Sérgio de Oliveira Diniz
	Title:	Chief Financial Officer